Mail Stop 3561

July 29, 2009

Peter A. Edison, Chief Executive Officer
Bakers Footwear Group, Inc.
2815 Scott Avenue
St. Louis, Missouri 63103

>   **Re: Bakers Footwear Group, Inc.**
>   **Form 10-K for fiscal year ended January 31, 2009**
>   **File No. 000-50563**

Dear Mr. Edison:

We have completed our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Charles R. Daniel, III, CFO
       Fax: (314) 641-0390